Embotelladora Andina S.A.


FOR IMMEDIATE RELEASE
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  CONTACTS IN SANTIAGO, CHILE                 CONTACT IN NEW YORK, U.S.A.
  EMBOTELLLADORA ANDINA S.A.                  I-ADVIZE CORPORATE COMMUNICATIONS
  Andres Olivos, Chief Financial Officer      Maria Barona
  Sofia Chellew, Head of Investor Relations   212-406-3690
  (56-2) 338-0520                             mbarona@i-advize.com
  inv.rel@koandina.com


               ANDINA ANNOUNCES PRELIMINARY SALES VOLUME FIGURES
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                        FOR THE SECOND QUARTER OF 2002
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  (Santiago, Chile, July 3, 2002) -- Embotelladora Andina S.A. ("Andina" or
  "the Company") (NYSE: AKO/A; AKO/B) announced today its preliminary total soft drink sales volumes expectations for the second quarter ended June 30, 2002. When compared to the same period of 2001, these experienced a 4% decline, on top of 10% growth experienced during the same period one year ago. Soft drink volumes are expected to increase approximately 2% in the Company's Chilean territory, and 3% in the Brazilian territory, while in the Argentine territory, they are expected to decline by approximately 26%.

  These figures are approximations; the actual numbers will be released in the consolidated second quarter results during August 2002.

  Andina, based in Santiago, Chile, is one of the largest bottlers of Coca-Cola products in the region. It has produced and distributed soft drinks and juices in Chile for over 50 years, and expanded its presence to Brazil in 1994 and to Argentina in 1995 and 1996.

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          This release may contain forward-looking statements reflecting management's good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: economic and political conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with the relevant regulatory institutions.